SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, Inc.
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMARCO, Inc.
2 Cromwell
Irvine, CA 92618

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
COMARCO, Inc.:

We have audited the accompanying statements of net assets available for benefits of the COMARCO, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule—Schedule H, Line 4i- Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Orange County, California
June 28, 2002

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001	2000
ASSETS

Investments, at fair value (Note 3)	$17,837,000	$19,485,000

Employer’s contribution receivable	$—	$16,000

Participants’ contributions receivable	$—	$23,000

Net assets available for benefits	$17,837,000	$19,524,000

See accompanying notes to the financial statements.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net assets available for benefits, beginning of year	$19,524,000	$26,871,000	$21,407,000
Additions:
Contributions:
Employer	677,000	754,000	890,000
Employee	1,036,000	1,562,000	1,912,000
Rollovers	30,000	42,000	129,000
Interest and dividends	90,000	20,000	34,000
Net realized and unrealized appreciation (depreciation) of investments	(1,248,000)	(1,876,000)	4,116,000

Total additions	585,000	502,000	7,081,000

Deductions:
Plan distributions	2,214,000	7,742,000	1,516,000
Administrative expenses (Note 4)	58,000	107,000	101,000

Total deductions	2,272,000	7,849,000	1,617,000

Net assets available for benefits, end of year	$17,837,000	$19,524,000	$26,871,000

See accompanying notes to the financial statements.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

1.    Description of the Plan

The following description of the COMARCO, Inc. Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.    The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed in one of two separate business areas; COMARCO, Inc. or Comarco Wireless Technologies, Inc. (“Wireless”).

Contributions.    Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of COMARCO, Inc. and Wireless, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan for participants of COMARCO, Inc. (3% for the years ended December 31, 1999 and 2000). The Company match at Wireless is 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three-year period ended December 31, 2001. Contributions are subject to certain limitations.

Participant Accounts.    Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans.    Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 9% to 10%. All loans are secured by the participant’s account balance.

Vesting. Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

COMARCO, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001, 2000 and 1999

1.    Description of the Plan (Continued)

Exceptions to the vesting schedules for COMARCO, Inc. and Wireless are the Company contributions that are invested in the Company’s Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

During 2000 and 1999, the Company underwent a divestiture of several major divisions. All participants who were employed in these divisions at the date of the divestiture were immediately 100% vested in all Company contributions

Forfeited Amounts.    At December 31, 2001 and 2000, forfeited non-vested accounts totaled $.153,000 and $121,000, respectively. These accounts will be used to reduce Plan expenses. Also, in 2001, 2000, and 1999, plan expenses were reduced by $27,000, $58,000, and $33,000 from forfeited nonvested accounts, respectively.

Payment of Benefits.    On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

Investment Options.    Participant contributions to the Plan are made to one of the nine investment options (Long Term Bond Fund, Large Cap Value Equity Fund, International Equity Fund, Emerging Market Equity Fund, Large Cap Growth Equity Fund, Small Cap Growth Equity Fund, Stable Value Fund, S&P 500 Index Fund or COMARCO, Inc. common stock) as designated by the participant. All investment options other than COMARCO, Inc. common stock are provided through the Smith Barney TRAK program, and consist of fund shares.

2.    Significant Accounting Policies

Basis of Accounting—The Plan prepares its financial statements on the accrual basis of accounting.

Payment of Benefits—Benefits are recorded when paid.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, using the quoted market price, in the accompanying statements of net assets available for benefits. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

COMARCO, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001, 2000 and 1999

3.    Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, Smith Barney Corporate Trust. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31, 2001		December 31, 2000
Identity of Party and Description of Asset	Shares	Fair Value	Shares	Fair Value

Cash and Cash Equivalents:

Short Term Investment Fund		$47,000		$2,000

Mutual Funds:
Long Term Bond	79,000	642,000	69,000	554,000
Large Cap Value Equity Fund	264,000	*2,647,000	285,000	*3,042,000
International Equity Fund	119,000	*945,000	126,000	*1,325,000
Emerging Market Equity Fund	31,000	171,000	27,000	156,000
Large Cap Growth Equity Fund	242,000	*2,865,000	253,000	*3,768,000
Small Cap Growth Equity Fund	209,000	*2,648,000	226,000	*3,297,000
Stable Value Fund	291,000	*3,687,000	307,000	*3,673,000
S&P 500 Index Fund	102,000	652,000	77,000	568,000

Total Mutual Funds		14,257,000		16,383,000

COMARCO common stock	224,000	*3,412,000	217,000	*2,926,000

Participant Loans		121,000		174,000

Total Investments		$17,837,000		$19,485,000

* Represents 5% or more of Plan Net Assets.

COMARCO, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001, 2000 and 1999

4.    Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. Total Plan expenses of approximately $58,000, $107,000, and $101,000 in 2001, 2000 and 1999 respectively, were paid by the Plan.

5.    Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    Plan Termination

The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

7.    Parties-in-Interest

Certain Plan investments are managed by Smith Barney Corporate Trust Company (“SBS Trust”) and Consulting Group Capital Markets (“CGCM”), an investment division of SBS Trust. SBS Trust is the trustee of the Plan and CGCM is a division of the trustee, and therefore, SBS Trust and CGCM qualify as parties-in-interest to the Plan in regard to these transactions.

8.    Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2001 are investments in Comarco, Inc. common stock amounting to $3,412,000, whose value could be subject to change based on market conditions.

Schedule 1

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2001

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Fair Value

*	SBS TRUST	Short Term Investment Fund	$ 47,000

*	CGCM	Consulting Group Cap Mkts Fund 79,330 shares of Long Term Bond Investments Fund	642,000

*	CGCM	Consulting Group Cap Mkts Fund 263,942 shares of Large Cap Value Equity Investments Fund	2,647,000

*	CGCM	Consulting Group Cap Mkts Fund 119,480 shares of International Equity Investments Fund	945,000

*	CGCM	Consulting Group Cap Mkts Fund 31,177 shares of Emerging Market Equity Investments Fund	171,000

*	CGCM	Consulting Group Cap Mkts Fund 242,399 shares of Large Cap Growth Equity Investments Fund	2,865,000

*	CGCM	Consulting Group Cap Mkts Fund 209,483 shares of Small Cap Growth Equity Investments Fund	2,648,000

*	CGCM	Consulting Group Cap Mkts Fund 290,559 shares of Stable Value Investments Fund	3,687,000

*	CGCM	Consulting Group Cap Mkts Fund 101,824 shares of S&P 500 Index Investments Fund	652,000

*	COMARCO, Inc.	COMARCO, Inc. common stock 223,763 shares	3,412,000

*	Plan Participants	Participant Loans COMARCO, Inc Various dates and rates of 9% to 10%	121,000

		Total Investments	$17,837,000

*	Party-in-interest

See accompanying Independent Auditors’ Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, Inc. SAVINGS AND RETIREMENT PLAN

By:	/s/ Thomas A Franza
Thomas A. Franza President & Chief Executive Officer COMARCO, Inc.

Date:    June 28, 2002